Exhibit 15.4

February 12, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Genmab A/S (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to item 16F of Form 20-F of Genmab A/S dated February 12, 2025. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers
Statsautoriseret Revisionspartnerselskab

Attachment:

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

As a result of mandatory rotation of independent audit firms for public companies in Denmark, as established by the European Union regulations, Genmab could not renew PricewaterhouseCoopers Statsautoriseret Revisionspartnerselskab (“PwC”) contract for the fiscal year beginning January 1, 2024. Accordingly, the Board of Directors in accordance with a recommendation from the Audit and Finance Committee proposed the appointment of Deloitte Statsautoriseret Revisionspartnerselskab (“Deloitte”) as Genmab’s new statutory auditor and independent registered public accounting firm. Deloitte was confirmed as statutory auditor for the fiscal year beginning January 1, 2024 at the annual general meeting held on March 13, 2024, replacing PwC. PwC was dismissed as Genmab’s independent registered public accounting firm on February 14, 2024 upon the issuance of its audit report in respect of the fiscal year ended December 31, 2023.

PwC’s audit reports on Genmab’s consolidated financial statements for the years ended December 31, 2023 and 2022 contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principle.

During the years ended December 31, 2023 and 2022, and through February 14, 2024, there have been (i) no disagreements between Genmab and PwC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in their reports on the financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F, except for the material weakness in the Company’s internal control over financial reporting as reported in Item 15 of the Company’s Annual Report on Form 20-F for the year-ended December 31, 2023 relating to the design and maintenance of effective controls to assess and account for royalty revenue reduction provisions within agreements with collaboration partners.

Genmab has provided PwC with a copy of the foregoing disclosure under this Item 16F and has requested PwC to furnish Genmab with a letter addressed to the Securities and Exchange Commission stating whether or not PwC agrees with such disclosure. A copy of PwC's letter dated February 12, 2025 is provided as Exhibit 15.4 of this Annual Report on Form 20-F.

During the years ended December 31, 2023 and 2022 and through March 13, 2024, neither Genmab nor anyone on its behalf consulted Deloitte in relation to either: (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Genmab’s consolidated financial statements and neither a written report was provided to Genmab or oral advice was provided that Deloitte concluded was an important factor considered by Genmab in reaching a decision as to the accounting, auditing or financial reporting issue or (2) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv)) of Form 20-F or a reportable event as that term is defined in Item 16F(a)(1)(v) of Form 20-F.